UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

AVID TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05367P100

(CUSIP Number)

Artisan Topco LP

Artisan Parent, Inc.

Artisan Midco, Inc.

Artisan Bidco, Inc.

Artisan Merger Sub, Inc.

STG VII, L.P.

STG VII-A, L.P.

STG VII Executive Fund, L.P.

STG AV, L.P.

STG VII GP, L.P.

STG VII UGP, LLC

STG Partners, LLC

Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, CA 94111

(415) 856-7000

Attn: Steve Camahort and Dana Kromm

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON Artisan Topco LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) LP

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON Artisan Parent, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON Artisan Midco, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON Artisan Bidco, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON Artisan Merger Sub, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON STG VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON STG VII-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON STG VII Executive Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON STG AV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON STG VII GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON STG VII UGP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No.: 05367P100

1.	NAME OF REPORTING PERSON STG Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,168,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,168,370
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

ITEM 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the common stock, $0.01 par value per share (“Common Stock”), of Avid Technology, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 75 Blue Sky Drive, Burlington, MA 01803.

ITEM 2.	Identity and Background.

(a) - (c), (f) This Schedule 13D is being filed by each of the following persons pursuant to 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Exchange Act of 1934 (the “Act”): (i) Artisan Topco LP, a Delaware limited partnership (“Topco”), (ii) Artisan Parent, Inc., a Delaware corporation and wholly owned subsidiary of Topco (“AP”), (iii) Artisan Midco, Inc., a Delaware corporation and wholly owned subsidiary of AP (“Midco”), (iv) Artisan Bidco, Inc., a Delaware corporation and wholly owned subsidiary of Midco (“Parent”), (v) Artisan Merger Sub, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (vi) STG VII, L.P., a Delaware limited partnership and general partner of Topco (“STG VII”), (vii) STG VII-A, L.P., a Delaware limited partnership (“STG VII-A”), (viii) STG VII Executive Fund, L.P., a Delaware limited partnership (“STG VII Executive Fund”), (ix) STG AV, L.P., a Delaware limited partnership (“STG AV”), (x) STG VII GP, L.P., a Delaware limited partnership (“STG VII GP”) as the general partner of STG VII, STG VII-A, and STG VII Executive Fund, (xi) STG VII UGP, LLC, a Delaware limited liability company (“STG VII UGP”), as the general partner of STG AV and STG VII GP, and (xii) STG Partners, LLC, a Delaware limited liability company (“STG Partners”), as the managing member of STG VII UGP (STG VII, collectively with STG VII-A, STG VII Executive Fund, STG AV, STG VII GP, STG VII UGP, and STG Partners, the “STG Entities”) (Topco, together with AP, Midco, Parent, Merger Sub and the STG Entities, the “Reporting Persons”).

The principal business address and principal office address of the Reporting Persons is 1300 El Camino Real, Suite 300, Menlo Park, CA 94025. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The principal businesses of Topco, AP, Midco, Parent and Merger Sub are each to enter into the Merger Agreement. The principal business of the STG Entities is to make investments primarily in equity or equity-oriented securities of companies in the software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom.

The name and principal occupation of each director and executive officer of AP, Midco, Parent and Merger Sub is as follows:

1.	William Chisholm is a director and the President of AP, Midco, Parent and Merger Sub. His principal occupation is Managing Partner and Chief Investment Officer at STG Partners.

2.	Stephen Henkenmeier is a director and the Treasurer of AP, Midco, Parent and Merger Sub. His principal occupation is Managing Director and Chief Financial Officer at STG Partners.

3.	Patrick Fouhy is the Secretary of AP, Midco, Parent and Merger Sub. His principal occupation is Principal at STG Partners.

(d) - (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 18, 2023, a copy of which is attached as Exhibit 99.1 to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

ITEM 3.	Source and Amount of Funds or Other Consideration.

As described in Item 4, the shares of Common Stock beneficially owned by the Avid Stockholders (as defined below) pursuant to which the Reporting Persons may be deemed to have beneficial ownership of have not yet been purchased by the Reporting Persons and thus no funds were used for such purpose, and the Reporting Persons have not paid any monetary consideration to the Avid Stockholders in connection with the execution and delivery of the Voting Agreement (as defined below). For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

ITEM 4.	Purpose of Transaction.

The Merger Agreement

On August 9, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub, pursuant to which Parent agreed to acquire the Issuer, through the merger of Merger Sub with and into the Issuer (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transaction”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. Parent and Merger Sub are affiliates of the STG Entities.

At the effective time of the Merger (the “Effective Time”), each share of the Issuer’s common stock (“Issuer Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as defined in the Merger Agreement)) will be canceled and cease to have any rights with respect thereto, except the right to receive $27.05 in cash (the “Merger Consideration”), without interest and less required tax withholdings. If the Merger is consummated, the Issuer will become a wholly-owned subsidiary of Parent.

The Merger Agreement contains customary representations, warranties and covenants of the Issuer, Parent and Merger Sub. From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, the Issuer is required to, and is required to cause each of its subsidiaries to, use reasonable best efforts to conduct its operations in the ordinary course of business, subject to certain exceptions. Under the Merger Agreement, each of the Issuer and Parent has also agreed to, and is required to cause each of its subsidiaries to, use reasonable best efforts to take all actions and do all things necessary or desirable under applicable law to consummate the Transactions, including the Merger, and Parent has agreed to take any and all actions necessary or advisable with respect to it and its subsidiaries (including the Issuer from and after the Effective Time) to avoid or eliminate each and every impediment to the consummation of the Merger with respect to Antitrust and FDI Laws (as defined in the Merger Agreement), subject to certain exceptions.

As promptly as reasonably practicable after the date of the Merger Agreement, the Issuer will prepare and file a preliminary Proxy Statement with the Commission (and the Issuer will cause such filing to be made within 20 Business Days after the date of the Merger Agreement, to the extent reasonably practicable).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The Voting Agreement

On August 9, 2023, in connection with the execution and delivery of the Merger Agreement, Impactive Capital LLC and certain of its affiliates (solely in their capacities as stockholders of the Company, the “Avid Stockholders”) entered into a voting agreement with Parent and the Issuer (collectively, the “Voting Agreement”), pursuant to which the Avid Stockholders have agreed, on the terms and subject to the conditions therein, to vote all of the shares of Issuer Common Stock they own in favor of the adoption of the Merger Agreement and against any proposal involving the Issuer or any of its subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the consummation of the Merger or any of the other Transactions and not to directly or indirectly transfer the shares of Issuer Common Stock they own during the Voting Period (as defined in the Voting Agreement), subject to certain exceptions.

The Voting Agreement terminates upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) any amendment, modification or supplement to the Merger Agreement that decreases the Merger Consideration (with certain exceptions), changes the form of the Merger Consideration, imposes any additional material restrictions on or additional conditions on the payment of the Merger Consideration, imposes any additional material restrictions or obligations on the Avid Stockholders or could materially affect or delay the consummation of the Merger; (iv) a Change of Company Recommendation (as defined in the Merger Agreement); and (v) with respect to any Avid Stockholder, the termination of the Voting Agreement by written agreement of each of Parent, the Issuer and such Avid Stockholders.

The purpose of the Voting Agreement is to facilitate the consummation of the Transaction. The number of shares of Issuer Common Stock that the Reporting Persons may be deemed to beneficially own as a result of the Voting Agreement as of the date of the filing of this Schedule 13D is 7,168,370.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 99.2 and is incorporated into this report by reference.

ITEM 5.	Interest in Securities of the Issuer.

As a result of the matters described in Item 4 above, the Reporting Persons and the Avid Stockholders (together, the “Investors”) and certain of their affiliates may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. The total number of shares of Issuer Common Stock subject to the Voting Agreement as described in the Voting Agreement, based on the number of shares of Issuer Common Stock owned by the Avid Stockholders and the Reporting Persons in the aggregate, is 7,168,370 or approximately 16.3% of the outstanding Issuer Common Stock. As a member of a group, the Reporting Persons may be deemed to beneficially own any shares of Issuer Common Stock that may be beneficially owned by each other member of the group. Each of the Reporting Persons expressly disclaims beneficial ownership of all securities owned by the other Investors and does not have any sole or shared power to dispose of the securities of any other Investor. Shares beneficially owned by the other Avid Stockholders are not the subject of this Schedule 13D and, accordingly, none of the other Avid Stockholders are included as reporting persons herein.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The response to Item 4 hereof is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 18, 2023, a copy of which is attached as Exhibit 99.1 to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(l)(1) under the Act.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated August 18, 2023, by and among the Reporting Persons.

Exhibit 99.2	Voting Agreement, dated August 9, 2023, by and among Impactive Capital LP, Impactive Capital LLC, Impactive Capital GP LLC, Lauren Taylor Wolfe, Christian Asmar and the Issuer (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 10, 2023).

Exhibit 99.3	Agreement and Plan of Merger, dated as of August 9, 2023, by and among Avid Technology, Inc., Artisan Bidco, Inc. and Artisan Merger Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 10, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2023

ARTISAN TOPCO LP
By: STG VII, L.P., its General Partner
By: STG VII GP, L.P., its General Partner
By: STG VII UGP, LLC, its General Partner
By: STG Partners, LLC, its Managing Member

By:	/s/ Stephen Henkenmeier
Name: Stephen Henkenmeier

ARTISAN PARENT, INC.

By:	/s/ Patrick Fouhy
Name: Patrick Fouhy
Title: Secretary

ARTISAN MIDCO, INC.

By:	/s/ Patrick Fouhy
Name: Patrick Fouhy
Title: Secretary

ARTISAN BIDCO, INC.

By:	/s/ Patrick Fouhy
Name: Patrick Fouhy
Title: Secretary

ARTISAN MERGER SUB, INC.

By:	/s/ Patrick Fouhy
Name: Patrick Fouhy
Title: Secretary

STG VII, L.P.
By: STG VII GP, L.P., its General Partner
By: STG VII UGP, LLC, its General Partner
By: STG Partners, LLC, its Managing Member

By:	/s/ Stephen Henkenmeier
Name: Stephen Henkenmeier
Title: Authorized Person

STG VII-A, L.P.
By: STG VII GP, L.P., its General Partner
By: STG VII UGP, LLC, its General Partner
By: STG Partners, LLC, its Managing Member

By:	/s/ Stephen Henkenmeier
Name: Stephen Henkenmeier
Title: Authorized Person

STG VII EXECUTIVE FUND, L.P.
By: STG VII GP, L.P., its General Partner
By: STG VII UGP, LLC, its General Partner
By: STG Partners, LLC, its Managing Member

By:	/s/ Stephen Henkenmeier
Name: Stephen Henkenmeier
Title: Authorized Person

STG AV, L.P.
By: STG VII UGP, LLC, its General Partner
By: STG Partners, LLC, its Managing Member

By:	/s/ Stephen Henkenmeier
Name: Stephen Henkenmeier
Title: Authorized Person

STG VII GP, L.P.
By: STG VII UGP, LLC, its General Partner
By: STG Partners, LLC, its Managing Member

By:	/s/ Stephen Henkenmeier
Name: Stephen Henkenmeier
Title: Authorized Person

STG VII UGP, LLC
By: STG Partners, LLC, its Managing Member

By:	/s/ Stephen Henkenmeier
Name: Stephen Henkenmeier
Title: Authorized Person

STG PARTNERS, LLC

By:	/s/ Stephen Henkenmeier
Name: Stephen Henkenmeier
Title: Authorized Person